Exhibit 16.1
August 1, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561
Gentlemen:
We have read Item 4.01 of Form 8-K dated August 1, 2005 of Stratos International, Inc. and are in agreement with the statements contained in the paragraphs 1, 2, 3, and 4 on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Very truly yours,
/s/ Ernst & Young LLP